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Exhibit 4.26

July 19, 2002

Stouffer Egan
5 Waldron St.
Marblehead, MA 01945

Dear Stouffer:

I am pleased to confirm the details of your expanded position at Autonomy, Inc. ("Autonomy"). This letter is an amendment to the employment letter, dated February 12, 2001, between you and Autonomy.

1.
Title.    On a going forward basis, your title will be Chief Executive Officer—Autonomy, Inc.

2.
Salary.    On a going forward basis, you shall be paid an annual salary of $200,000, payable semi-monthly, which covers all hours worked.

3.
Bonus Plan.    As part of your role, you may earn additional compensation from a bonus plan if you deliver on target revenues. You will be eligible for a bonus of $50,000 each quarter should Autonomy deliver from its U.S. operations recognizable revenue equal to 50% of financial analyst consensus for the quarter. Releases from deferred revenue relating to U.S. sales in any particular quarter will be included for purposes of calculating revenue for such quarter. The bonus plan is reviewable on a quarterly basis at management's discretion. Any bonus will be calculated and paid on a quarterly basis and is determinable in the sole and final discretion of the group's Chief Executive Officer.

4.
Grant of Stock Options.    Subject to the approval of the Board of Directors of Autonomy Corporation plc, you shall be granted an option to purchase ordinary shares of Autonomy Corporation plc (each such share a "Share" and, collectively, the "Shares") under the Autonomy Corporation plc 1998 U.S. Share Option Plan (the "U.S. Plan"). In accordance with the U.S. Plan, you shall have the right to purchase up to 100,000 Shares (your "Option"). Your Option shall have an exercise price per Share equal to the closing price of such Shares on the date hereof. Your Option shall become exercisable in accordance with the U.S. Plan as follows:

a.
25 percent of the Shares conferred in accordance with your Option upon the first anniversary of your Start Date, provided you are employed by Autonomy as of that date; and

b.
the remainder of the Shares conferred in accordance with your Option in 12 successive quarterly instalments upon your completion of each three-month period of employment thereafter.

  In no event shall any Shares otherwise vest following the termination of your employment at Autonomy or its parent, subsidiaries or affiliates.

5.
Duties.    Your new duties generally will be in the areas of overseeing Autonomy's sales operations throughout the United States, but you may be assigned other duties as needed and your duties may change from time to time on reasonable notice, based on the needs of Autonomy and your skills, as determined by Autonomy. You shall report directly to the Chief Executive Officer of the group in these new duties.

6.
Termination.    (a) Your employment with Autonomy may be terminated by you giving Autonomy six months notice in writing, and may be terminated by Autonomy without cause giving you two months notice in writing, subject to all applicable laws and regulations. (b) Your employment may also be terminated by Autonomy without notice, or payment in lieu of notice, in the event of gross misconduct, examples of which are provided in Autonomy's disciplinary rules, or if you commit a material breach of the terms of your employment such as breach of confidentiality, discipline or security. The disciplinary rules do not form part of this employment letter and may be amended by Autonomy from time to time. (c) Autonomy shall be entitled to terminate your employment summarily on making you a payment of your basic salary (less tax and other required deductions) in lieu of notice. (d) Autonomy shall be under no obligation to provide you with work during any period of notice to terminate your employment, whether given by Autonomy or by you. During such period Autonomy may suspend you from employment, require you to cease carrying out your duties or having any dealings with Autonomy's employees, suppliers, agents, or customers and may exclude you from any premises of Autonomy. You will continue to receive your salary and all contractual benefits provided by your employment. You agree that you will, if requested to do so, forthwith resign from all offices held by you in Autonomy or any group companies. During such period of notice you may not be engaged or employed by or take up any office or partnership in any other company, firm or business, or trade on your own account without the written permission of the Chief Executive Officer of the group. (e) Should you commence employment with another employer prior to the expiration of the notice period, either given or received, Autonomy will terminate the period of notice and payment of salary effective from the date you commence such other employment.

6.
Waiver.    In connection with, and in consideration for, this promotion and the additional payments and other benefits set forth herein, each party hereby fully and forever releases, waives, discharges and promises never to assert any claims or causes of action now known against the other, or against Autonomy's parent and its parent's other subsidiaries and their respective predecessors, successors, subsidiaries, officers, directors, shareholders, agents, employees and assigns, in respect of any matter arising out of or in connection with your employment by Autonomy or prior to the date hereof including, but not limited to, claims of wrongful discharge, emotional distress, defamation, breach of contract, breach of the covenant of good faith and fair dealing, any claims of discrimination or harassment based on sex, age, race, national origin, or on any other basis, under any state or federal law or regulation, including, but not limited to, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1963, the Civil Rights Act of 1866, the Age Discrimination in Employment Act of 1967 and the Civil Rights Act of 1996, the California Fair Employment and Housing Act, the California Constitution along with all laws of the State of California affecting your employment.

7.
Miscellaneous.    Except as otherwise specifically provided herein, your employment letter shall not be amended and shall remain in full force and effect.

Your promotion represents our opinion of your past achievements and our high expectations for the future. We look forward to mutual success. In order to confirm your agreement with and acceptance of these terms, please sign one copy of this letter and return it to me. The other copy is for your records. If there is any matter in this letter which you wish to discuss further, please do not hesitate to call me on +44 1223 448 000.

Sincerely,

/s/ Mike Lynch

Mike Lynch
Chief Executive Officer

ACCEPTED AND AGREED

Signature:
Name:	(please print)
Date:	/	/

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  Exhibit 4.26